
August 10, 2010

T J Jesky
EZJR, Inc.
2235 E. Flamingo, Suite 114
North Las Vegas, Nevada 89119

   Re: EZJR, Inc.
     Registration Statement on Form 10
     Amended July 27, 2010
     File No. 000-53810

Dear Mr. Jesky:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business History, page 3

1. Please expand the second paragraph of your response to prior comment 2 to analyze whether the transaction is a tender offer and, if so, how you complied with applicable tender offer rules.

2. Please expand your response to prior comment 3 and the related disclosure to clarify how the stock of a company that did not survive the merger could be acquired by you or your officers. In your response, please analyze the status under applicable state law of the shares of a company that does not survive a merger; cite with specificity all authority on which you rely.

Existing or Probable Government Regulations, page 6

3.   We note your response to prior comment 9 and your revisions to this section. However, it is unclear where you have provided discussion of the approval process to bring a Class II product to market, and why you removed the information you did. Please revise or advise.

Risk Factors, page 10

4.   We note your responses to prior comments 10, 11 and 13; however, the full scope of your affiliates' relationships with companies subject to the reporting requirements of the Exchange Act, whether those companies ever generated substantial revenue from the business they originally disclosed in those filings, how your affiliates generate returns on their investments in those companies, and whether those facts reveal information that should be disclosed to investors attempting to use your Form 10 to make an investment decision regarding EZJR shares remains unclear. Please provide us a complete and clear history of your affiliates' relationships with companies subject to the reporting requirements of the Exchange Act that addresses the issues raised in this comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Overview of Current Operations, page 22

5.   In the second full paragraph, please clarify what products you have that you plan to produce and distribute.

6.   In the third paragraph, please tell us why you disclose that you have been working with the Cleveland Clinic, Interplex Medical LLC and Rafi Avitsian, M.D. anesthesiologist for the past two years given that the exclusive option agreement with the Cleveland Clinic expired in March 2009. Tell us the actual dates when you began to work together and when that that work stopped. Explain how you define "working as a team." Discuss the significant types of work you have done over the past two years, the dates the work was done, and the costs you incurred related to that work. Reconcile your response with the expenses reflected in your statements of operations which only reflect research and development expenses of $280 in 2009 and none for the nine months ended March 31, 2010.

Item 9(a) Market Information, page 30

7.   We reissue the first bullet point of prior comment 14 because you continue to disclose that your stock is "cleared for trading" and you did not provide the information requested: Please tell us what you have told OTC Bulletin Board officials regarding your Exchange Act reporting status and the status of our comments regarding your Form 10. Include in your response the name and contact information for the OTC Bulletin Board officials with whom you have communicated regarding these matters. When we refer to "you" in this comment, we refer to the registrant and its affiliates or other representatives, including any market maker with whom you have worked.

8.   We note your response to the second bullet point of prior comment 14. However, the revised note to the amended Form 10-K continues to refer to "our" Form 10-K filed on October 13, 2009. This statement does not clarify that the original Form 10-K was not filed by the registrant who filed this Form 10. Please revise your disclosure accordingly.

Note 1. General Organization and Business, page F-7a

9.   We note your response to prior comment 17 and the revisions to your disclosures. You disclose that immediately after the acquisition was consummated, the two major shareholders, in a private transaction, paid the original EZJR founder $4,000 for all of his stock in EZJR. Then, the shares purchased from EZJR were returned to the corporate treasury, without consideration and cancelled on the corporate books. Please respond to each of the following:

*   Please explain how the acquisition was consummated prior to the purchase of the shares from the EZJR founder.
*   Please explain how the company acquired EZJR since all of the EZJR shares were purchased by individuals in a private transaction and the EZJR shares have been canceled.

Signatures, page 35

10.   We note the July 6, 2010 signature on your amendment filed July 27, 2010. Please provide a current signature with your amendments.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2010, Amendment No. 1 to Form 10-Q for the Quarterly Period Ended December 31, 2009 and Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 4T. Controls and Procedures

11.	Please refer to prior comment 18. The comment requested the company to amend a June 30, 2009 Form 10-K and your December 31, 2009 and March 31, 2010 Forms 10-Q. We note that you only filed amendments to a June 30, 2009 Form 10-K and your March 31, 2010 Form 10-Q in response to this comment. As previously requested, please amend your December 31, 2009 Form 10-Q to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report consistent with Item 307 of Regulation S-K. Further, you should also file an amendment to your September 30, 2009 Form 10-Q to similarly include the disclosures required by Item 307 of Regulation S-K.

12.	We note your disclosure that concluded that your *internal control over financial reporting* was not effective as of the end of the period covered by the reports. These conclusions are included under a section labeled *Management's Report on Internal Control over Financial Reporting.* Please note that Rule 13a-15(c) only requires you to evaluate the effectiveness of your internal control over financial reporting *as of the end of each fiscal year* and, therefore, the disclosures made pursuant to Item 308 of Regulation S-K is only required in your annual reports on Form 10-K. Please tell us whether you performed an assessment of your internal control over financial reporting as of September 30, 2009, December 31, 2009 and March 31, 2010. If not, please file amendments to your Forms 10-Q to remove all references to your management's assessment of your internal control over financial reporting and its conclusion on the effectiveness of your internal control over financial reporting on that date.

Exhibits

13.	We reissue prior comment 19. Your exhibit index to your Form 10-Q for the period ending March 31, 2010 does not incorporate your current bylaws. Please revise accordingly.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at 202-551-3618 or in his absence, Kaitlin Tillan, Assistant Chief Accountant at 202-551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via Fax): Thomas C. Cook, Esq.